"NIZHNEKAMSKNEFTEKHIM"
OAO
423574, Nizhnekamsk
Tatarstan, Russia



"НИЖНЕКАМСКНЕФТЕХИМ"
ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО
423574, г. Нижнекамск
Республика Татарстан

Tel. (8555) 37-78-30, 37-73-57; Fax (8555) 37-93-09, (495) 255-38-21, E-mail: nknh@nknh.ru.

№ _15038/35-42_   "_28_" _April_ _2008_ г.

Securities and Exchange Commission

Division of Corporate Finance

Room 3094 (3-6)

450 Fifth Street, N.W.

Washington, D.C. 20549

SUPPL

Re: "Nizhnekamskneftekhim" INC
Exemption No.: 82-4791

Dear Sir or Madam:

In connection with "Nizhnekamskneftekhim" INC's exemption pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(1)(iii) please find enclosed herein:

Announcement
of
"Nizhnekamskneftekhim" INC Stockholders' Meeting

"Nizhnekamskneftekhim" INC hereby announces of a Stockholders' Annual Meeting to be held on April 18, 2008.

Agenda:

1. Approval of Annual Report and Annual Balance Sheet including a Lost and Profit Report and an Earnings Distribution Report according to the results of FY 2007.
2. Payment of dividends per the results of 2007.
3. Election of Members of "Nizhnekamskneftekhim" INC Board of Directors.
4. Election of Members of "Nizhnekamskneftekhim" INC Auditing Committee.
5. Approval of "Nizhnekamskneftekhim" INC Outside Auditor.
6. Approval of the 2008 Expenditure Budget for "Nizhnekamskneftekhim" INC Board of Directors.
7. Approval of "Nizhnekamskneftekhim" INC redrafted Charter.

The Meeting will take place on April 18, 2008 at the assembly hall of "Nizhnekamskneftekhim" INC Administrative Building A-12, Nizhnekamsk Town.

The meeting will be opened at 10:00 a.m.; registration of participating shareholders will begin at 8:00 a.m.

Shareholders, entered into the Register of "Nizhnekamskneftekhim" INC as on March 01, 2008, are entitled to participate in the Meeting.

Participants may become familiar with the printed materials for the Meeting in the Property Department of "Nizhnekamskneftekhim" INC. Phones: (8555) 37-70-11, 37-56-04; fax: (8555) 37-53-36.

Board of Directors of "Nizhnekamskneftekhim" INC

Sincerely yours,

I.V. Larionov
Deputy General Director
Head of Department for Corporate Property & Investment

END